

August 3, 2010

By U.S. Mail and facsimile to (612) 303-0838

Mr. Andrew Cecere
Chief Financial Officer
U.S. Bancorp
800 Nicollet Mall
Minneapolis, MN 55402

      RE: U.S. Bancorp
              Form 10-K for Fiscal Year Ended December 31, 2009
              Form 10-Q for the Fiscal Quarter Ended March 31, 2010
              File No. 001-06880

Dear Mr. Cecere:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                               Sincerely,

                               Angela Connell
                               Staff Accountant